As filed with the Securities and Exchange Commission on September 19, 2002
Registration No. 333-99697

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Proxim Corporation

(Exact name of registrant as specified in its charter)

Delaware	52-2198231
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

935 Stewart Drive

Sunnyvale, California 94085
(408) 731-2700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan N. Zakin

Chairman and Chief Executive Officer
935 Stewart Drive
Sunnyvale, California 94085
(408) 731-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper, Esq.
Robert G. Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
Fax: (650) 493-6811

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

(Subject to Completion, dated September 19, 2002)

302,328 Shares

Proxim Corporation

Common Stock

        This prospectus relates to the public offering, which is not being underwritten, of up to 302,328 shares of our common stock (“Common Stock”) which are held by certain of our current stockholders. The selling stockholders identified in this prospectus acquired their shares of Common Stock in a private transaction in which Card Access, Inc., a Utah corporation, was acquired by Proxim, Inc., a Delaware corporation. On March 26, 2002, we (formerly Western Multiplex Corporation or “Western Multiplex”) consummated a merger with Proxim, Inc. pursuant to the terms of an Agreement and Plan of Reorganization, dated as of January 16, 2002, among Western Multiplex, Proxim, Inc. and certain other parties. In connection with the merger, each share of Proxim, Inc. common stock was converted into the right to receive 1.8896 shares of our Common Stock and we changed our name to Proxim Corporation.

      The prices at which the selling stockholders may sell their shares of our Common Stock will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares.

      Our Common Stock is listed on the Nasdaq National Market under the symbol “PROX.” On September 18, 2002, the closing price for our Common Stock was $2.30 per share.

       Investing in our Common Stock involves certain risks. See the section entitled “Risk Factors” beginning on page 4.

       The SEC and state securities regulators have not approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2002.

WHERE YOU CAN FIND MORE INFORMATION
PROXIM
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
INDEMNIFICATION OF DIRECTORS AND OFFICERS
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT 23.2

      No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Proxim Corporation (referred to in this prospectus as “Proxim,” “the Company” or “we”), any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Further information about public reference rooms can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public free of charge from the SEC website located at http://www.sec.gov. Additional information about Proxim can be found on our website, which is not incorporated into this prospectus, located at http://www.proxim.com.

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is complete.

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on February 25, 2002 (File No. 000-30993);

(2)	Proxim, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on February 25, 2002 (File No. 000-22700);

(3)	Our Quarterly Report on Form 10-Q, as amended, for the quarter ended June 28, 2002, filed with the SEC on August 12, 2002 (File No. 000-30993), and our Quarterly Report on Form 10-Q for the quarter ended March 29, 2002, filed with the SEC on May 13, 2002 (File No. 000-30993);

(4)	Our Current Reports on Form 8-K filed with the SEC on January 18, 2002, February 28, 2002, March 5, 2002, March 8, 2002, March 26, 2002, March 28, 2002, April 5, 2002, May 30, 2002, June 19, 2002 and August 19, 2002;

(5)	Proxim, Inc.’s Current Reports on Form 8-K filed with the SEC on January 17, 2002 and February 14, 2002; and

(6)	The description of our Common Stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A, filed with the SEC on July 11, 2000 and any amendment or report filed for the purpose of updating such description.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Proxim Corporation
Attention: Corporate Secretary
935 Stewart Drive
Sunnyvale, California 94085
(408) 731-2700

      You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

PROXIM

      We are a leading manufacturer of wireless networking equipment, securely connecting networks within buildings as well as between locations. Our complete line of high-speed fixed wireless solutions and wireless local area networks (LANs) provides enterprises, service providers and consumers with unprecedented network capacity and mobility. Primary applications for our products include mobile and wireless backhaul, fiber extension and redundancy, enterprise and campus LAN bridging, in-building LANs, last mile access and small office and home office networking.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are identified as forward-looking statements for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are found at various places throughout this prospectus and the other documents incorporated by reference. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in the section below entitled “Risk Factors,” as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements that appear in these disclosures, investors should carefully review the factors set forth in this prospectus under the section below entitled “Risk Factors.” We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this prospectus, including the occurrence of unanticipated events or circumstances.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

      If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline and you could lose all or part of your investment.

      This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

We may not achieve certain benefits and synergies expected from our March 26, 2002 merger with Proxim, Inc. or the August 5, 2002 acquisition of the 802.11 wireless local area network equipment business of Agere Systems Inc., either of which may have a material adverse effect on our business, financial condition and operating results and/or could result in the loss of key personnel.

      We will need to overcome significant challenges in order to realize any benefits or synergies from the our merger with Proxim, Inc. and our acquisition of the 802.11 wireless LAN equipment business of Agere Systems Inc. (“Agere”), including Agere’s ORiNOCO® product line. Such challenges include the timely, efficient and successful execution of a number of post-transaction events, including:

•	integrating the operations of these businesses, particularly geographically dispersed operations;

•	retaining and assimilating the key personnel of each company;

•	retaining existing customers of each company and attracting additional customers;

•	retaining strategic partners of each company and attracting new strategic partners; and

•	creating uniform standards, controls, procedures, policies and information systems.

      The execution of these post-transaction events will involve considerable risks and may not be successful. These risks include:

•	the potential disruption of our ongoing business and distraction of our management;

•	unanticipated expenses and potential delays related to integration of technology and other resources of these companies;

•	the impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel; and

•	potential unknown liabilities associated with the transactions and the combined operations.

      The combined company may not succeed in addressing these risks or any other problems encountered in connection with our merger with Proxim, Inc. or the Agere asset purchase.

The market price of our Common Stock may decline as a result of our merger with Proxim, Inc. or our acquisition of Agere’s 802.11 wireless LAN equipment business.

      The market price of our Common Stock may decline as a result of these transactions for a number of reasons, including if:

•	the integration of these businesses is not completed in a timely and efficient manner;

•	the combined company does not achieve the perceived benefits of these transactions as rapidly or to the extent anticipated by financial analysts, industry analysts or investors; or

•	the effect of these transactions on our financial results is not consistent with the expectations of financial analysts, industry analysts or investors.

Our merger with Proxim, Inc. and our acquisition of Agere’s 802.11 wireless LAN equipment business may adversely affect our financial results.

      We have incurred transaction costs of approximately $16.25 million in connection with our merger with Proxim, Inc. We expect to incur transaction costs of approximately $5 million in connection with our acquisition of Agere’s 802.11 wireless LAN equipment business. If the benefits of these transactions do not exceed the associated costs, including costs associated with integrating these businesses and dilution to our stockholders resulting from the issuance of shares in connection with the merger and the asset purchase, our financial results, including earnings per share, could be materially harmed.

Products sales could decline if customer relationships are disrupted by our merger with Proxim, Inc. or our acquisition of Agere’s 802.11 wireless LAN equipment business.

      The merger with Proxim, Inc. or the Agere asset purchase may have the effect of disrupting customer relationships. Former customers of Western Multiplex, Proxim, Inc. and Agere may not continue their current buying patterns following these transactions. Customers may defer purchasing decisions as they evaluate the likelihood of successful integration of the combined company or may instead purchase products of competitors. Any significant delay or reduction in orders for our products could cause our products sales to decline.

The combined company is not profitable on a pro forma basis and may not be profitable in the future.

      For the six months ended June 28, 2002 we had a $65.3 million net loss. We cannot assure you that our revenue will increase or continue at current levels or growth rates or that we will achieve profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of our business and the limited histories of Western Multiplex, Proxim, Inc. and Agere in producing many of their products, period-to-period comparisons of operating results are not necessarily meaningful and you should not rely on them as indicating what our future performance will be.

      We expect that we will continue to incur significant sales, marketing, product development and administrative expenses. As a result, we will need to generate significant revenue to achieve profitability and we cannot assure you that we will achieve profitability in the future. Any failure to significantly increase our revenue as we implement our product and distribution strategies would harm our business, operating results and financial condition.

We have a limited operating history with some of our current product lines, which makes your evaluation of our business difficult and will affect many aspects of our business.

      Proxim, Inc. produced its 802.11a and HomeRF 2.0 products for a limited amount of time and Western Multiplex had just began production of its Tsunami point-to-multipoint product prior to the merger. Agere also had a limited operating history with its 802.11 wireless LAN equipment. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in developing industries, particularly companies in relatively new and rapidly evolving markets. These risks include:

•	an evolving and unpredictable business model;

•	uncertain acceptance of new products and services;

•	competition; and

•	challenges in managing growth.

      We cannot assure you that we will succeed in addressing these risks. If we fail to do so, our revenue and operating results could be materially harmed.

We may experience fluctuations in operating results and may not be able to adjust spending in time to compensate for any unexpected revenue shortfall which may cause operating results to fall below expectations of securities analysts and investors.

      Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which will be outside our control. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to planned expenditures could materially harm our operating results and financial condition, and may cause our operating results to fall below the expectations of securities analysts and investors. If this happens, the trading price of our Common Stock could decline significantly.

      Factors that may harm operating results include:

•	the effectiveness of our distribution channels and the success in maintaining our current distribution channels and developing new distribution channels;

•	our ability to effectively manage the development of new business segments and markets;

•	our ability to successfully manage the integration of operations;

•	the sell-through rate of our Symphony HomeRF and ORiNOCO® products (acquired in our acquisition of Agere’s 802.11 wireless LAN equipment business) through consumer retail channels;

•	market adoption of radio frequency, or RF, standards-based products (such as those compliant with the HomeRF, IEEE 802.11b, IEEE 802.11a, or Bluetooth specifications);

•	market demand for our point-to-point Lynx and Tsunami systems;

•	market demand for our point-to-multipoint systems;

•	technical difficulties, system downtime or other similar failures;

•	our ability to upgrade and develop our systems and infrastructure;

•	difficulties in expanding and conducting international operations; and

•	general economic conditions and economic conditions specific to the wireless communications industry.

      Historically, Proxim, Inc. and Western Multiplex did not operate with a significant order backlog and a substantial portion of their revenues in any quarter were derived from orders booked and shipped in that quarter. Accordingly, a significant component of our revenue expectations will be based almost entirely on internal estimates of future demand and not on firm customer orders. Planned operating expense levels are relatively fixed in the short term and are based in large part on these estimates. If orders and revenue do not meet expectations, our operating results could be materially adversely affected.

Our future operating results could be adversely affected as a result of purchase accounting treatment and the impact of amortization and impairment of intangible assets relating to the merger and the Agere asset purchase.

      In accordance with generally accepted accounting principles, we have accounted for our merger with Proxim, Inc. using the purchase method of accounting. Under the purchase method of accounting, we have recorded the market value of our Common Stock issued in connection with the merger, the fair value of the options to purchase Proxim, Inc. common stock that became options to purchase our Common Stock and the amount of direct transaction costs as the cost of combining with Proxim, Inc. We have allocated the cost of the individual assets acquired and liabilities assumed, including various identifiable intangible assets (such as acquired technology and acquired trademarks and trade names) and in-process research and development, based on their respective fair values at the date of the completion of the merger. Intangible assets will be required to be amortized prospectively over their estimated useful lives. The purchase price will also be allocated to deferred compensation, based on the portion of the intrinsic value of the unvested Proxim, Inc.

options we have assumed to the extent that service is required after completion of the merger in order to vest. Any excess of the purchase price over those fair market values will be accounted for as goodwill. We are not required to amortize goodwill against income but goodwill will be subject to periodic reviews for impairment. If we are required to recognize an impairment charge, the charge will negatively impact reported earnings in the period of the charge. We will account for our acquisition of Agere’s 802.11 wireless LAN equipment business using the purchase method of accounting, which also may adversely affect our future operating results.

Shares eligible for future sale, including shares owned by our principal stockholders, may cause the market price of our Common Stock to drop significantly, even if our business is doing well.

      The potential for sales of substantial amounts of our Common Stock into the public market may adversely affect the market price of our Common Stock. To finance our acquisition of Agere’s 802.11 wireless LAN equipment business, we entered into a securities purchase agreement, dated as of June 16, 2002, as amended, with Warburg Pincus Private Equity VIII, L.P. and Broadview Capital Partners L.P. and affiliated entities. In connection with the closing of the Agere asset purchase, we issued to these investors shares of Series A preferred stock and warrants to purchase Common Stock. The shares of Series A preferred stock are convertible into shares of Common Stock. As of June 16, 2002, these shares of Series A preferred stock and warrants collectively represented, on an as-converted and as-exercised basis (including three years of liquidation preference accretion on the Series A preferred stock), 19.9% of our outstanding Common Stock. We also issued to these investors indebtedness represented by convertible notes. The financing was consummated with our agreement to call a special meeting to approve the conversion of these notes into additional shares of Series A preferred stock and issue additional warrants pursuant to the terms of the securities purchase agreement.

      The Marketplace Rules of the National Association of Securities Dealers, which apply to us as Nasdaq-listed company, require the approval of our stockholders prior to our issuance of additional shares of Series A preferred stock and warrants to purchase Common Stock pursuant to the terms of the securities purchase agreement. Upon receipt of approval of our stockholders at a special meeting to be held on October 8, 2002, notes issued to these investors will convert into additional shares of Series A preferred stock and additional warrants will be issued to them. Upon such conversion and issuance, the investors will initially hold approximately 24% of our Common Stock on an as-converted and as-exercised basis. As a result of an accretion feature of our Series A preferred stock, this percentage could increase over time. We have agreed to file a registration statement with the SEC to register the Proxim capital stock held by these investors. Upon the effectiveness of the registration statement, the investors will have the right to resell their equity holdings.

      In addition, approximately 32.1 million of our outstanding shares are held by affiliates of Ripplewood Investments L.L.C. and an aggregate of approximately 6.0 million of our outstanding shares are held by Jonathan N. Zakin, who is our Chairman and Chief Executive Officer, and his affiliates. The shares of Common Stock held by these stockholders are “restricted securities” within the meaning of Rule 144 under the Securities Act and are eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144 or in a registered offering. In the event that the affiliates of Ripplewood Investments L.L.C. distribute shares that they hold to their members and partners that are not affiliates of the Company, those distributed shares could be immediately sold without regard to any volume limitations. In connection with the execution of the merger agreement between Proxim, Inc., Western Multiplex and certain other parties, the affiliates of Ripplewood Investments L.L.C. that now hold shares of our Common Stock entered into a stockholders’ agreement that set limitations on their ability to transfer their shares, including distributions to members and partners, for a limited period of time and provides registration rights with respect to their shares. In exchange for a voting agreement in connection with the Agere asset purchase, and effective as of August 27, 2002, we have agreed to release the affiliates of Ripplewood Investments L.L.C. from the resale restrictions set forth in such stockholders’ agreement. If affiliates of Ripplewood Investments L.L.C. distribute all or a significant number of our shares, the market price of our Common Stock may decline significantly.

      In addition to outstanding shares eligible for sale, as of August 27, 2002, options and warrants to acquire 42.0 million shares of our Common Stock were outstanding. Also, as of August 27, 2002, approximately an additional 18.4 million shares of our Common Stock were reserved for issuance to our employees under existing and/or assumed stock option plans.

Competition within the wireless networking industry is intense and is expected to increase significantly. Our failure to compete successfully could materially harm our prospects and financial results.

      The market for broadband wireless systems and wireless local area networking and building-to-building markets are extremely competitive and we expect that competition will intensify in the future. Increased competition could adversely affect our business and operating results through pricing pressures, the loss of market share and other factors. The principal competitive factors affecting wireless local area networking and fixed wireless markets include the following: data throughput; effective RF coverage area; interference immunity; network security; network scalability; price; integration with voice technology; wireless networking protocol sophistication; ability to support industry standards; roaming capability; power consumption; product miniaturization; product reliability; ease of use; product costs; product features and applications; product time to market; product certifications; changes to government regulations with respect to each country served and related to the use of radio spectrum; brand recognition; OEM partnerships; marketing alliances; manufacturing capabilities and experience; effective distribution channels; and company reputation.

      We could be at a disadvantage to competitors, particularly Alcatel, Business Networks AB, Cisco Systems, Ericsson, Linksys and Nortel Networks Corporation, that have broader distribution channels, brand recognition, extensive patent portfolios and more diversified product lines. We have several competitors in our commercial wireless business, including without limitation, Alvarion (the merger of Breezecom and Floware), Ceragon Networks, Cisco Systems, DMC Stratex Networks, Enterasys Networks, Harris Corporation, Intel Corporation, Intersil Corporation, Nokia Corporation, Symbol Technologies and 3Com Corporation.

      We also face competition from a variety of companies that offer different technologies in the emerging home networking market, including several companies developing competing wireless networking products. Additionally, numerous companies have announced their intention to develop competing products in both the commercial wireless and home networking markets, including several Asia-based companies offering low-price IEEE 802.11b products. We could also face future competition from companies that offer products which replace network adapters or offer alternative communications solutions, or from large computer companies, PC peripheral companies, as well as other large networking equipment companies. Furthermore, we could face competition from certain of our OEM customers, which have, or could acquire, wireless engineering and product development capabilities, or might elect to offer competing technologies. We can offer no assurance that we will be able to compete successfully against these competitors or those competitive pressures we face will not adversely affect our business or operating results.

      Many of our present and potential competitors have substantially greater financial, marketing, technical and other resources with which to pursue engineering, manufacturing, marketing, and distribution of their products. These competitors may succeed in establishing technology standards or strategic alliances in the wireless LAN and building-to-building markets, obtain more rapid market acceptance for their products, or otherwise gain a competitive advantage. We can offer no assurance that we will succeed in developing products or technologies that are more effective than those developed by our competitors. Furthermore, we compete with companies that have high volume manufacturing and extensive marketing and distribution capabilities, areas in which we have only limited experience. We can offer no assurance that the we will be able to compete successfully against existing and new competitors as wireless markets evolve and the level of competition increases.

Wireless networking markets are subject to rapid technological change and to compete, we must continually introduce new products that achieve broad market acceptance.

      We have expended substantial resources in developing products that are designed to conform to the IEEE 802.11 standards and the HomeRF specification. There can be no assurance, however, that the

IEEE 802.11 compliant products and Symphony HomeRF products will have a meaningful commercial impact. In 1999, the IEEE approved a new 2.4 GHz wireless LAN standard, designated as 802.11b. Based on direct sequence spread spectrum technology, this new standard increased the nominal data rate from 2 Mbps to 11 Mbps. There can be no assurance that the 802.11b products will be competitive in the market. In addition, we have developed higher-speed frequency hopping technology based on the FCC Part 15 rule change adopted in August 2000, that allows for wider band hopping channels and increases the data rate from 1.6 Mbps to up to 10 Mbps. There can be no assurance that any such new products will compete effectively with IEEE 802.11b standard compliant products.

      In 1999, a group of computer and telecommunications industry leaders, led by Ericsson, began developing a short range RF method to connect mobile devices without cables called Bluetooth. Based on low power 2.4 GHz frequency hopping spread spectrum technology, numerous organizations are planning to deploy Bluetooth technology in a wide variety of mobile devices such as cellular telephones, notebook computers and handheld computers. We have not developed products that comply with Bluetooth. While Bluetooth technology is available to develop or acquire in the market, there can be no assurance that we will develop or acquire such technology, or that if it does develop or acquire such technology, that such products will be competitive in the market.

      In 2000, the IEEE approved a new 5 GHz wireless LAN standard designated as 802.11a. This new standard is based on Orthogonal Frequency Division Multiplexing, or OFDM, technology with multiple data rates ranging from below 10 Mbps to approximately 50 Mbps. In 1999, the European Telecommunications Standards Institute Project BRAN (Broadband Radio Access Networks) committee approved a new 5 GHz wireless LAN standard designated as HiperLAN2, also based on OFDM technology. We are currently shipping commercial units of 802.11a products, and certain competitors have announced their intention to ship 802.11a products during the first quarter of 2002. In August 2001, Proxim, Inc. acquired Card Access, Inc. a developer of 802.11a wireless networking products. We are working to develop products based on the 802.11a standard, but there can be no assurance that the 802.11a products will have a meaningful commercial impact.

      The IEEE is evaluating a number of improvements and enhancements to the 802.11a at 5 GHz and 802.11b at 2.4 GHz standards. The 802.11g proposal is a high speed extension of 802.11b, offering up to 54 Mbps of throughput, that is expected to be approved during 2002 and commercial products are expected to be available by early 2003. The 802.11e proposal is a quality of service enhancement to the 802.11a and 802.11b protocol for streaming multimedia support. The 802.11i proposal addresses enhanced security for both 802.11a and 802.11b. The 802.11h proposal addresses dynamic frequency selection and transmit power control for worldwide radio regulation.

      In addition, we are a core member of the HomeRF Working Group, an industry consortium that is establishing an open industry standard, called the HomeRF specification, for wireless digital communications between PCs and consumer electronic devices, including a common interface specification that supports wireless data and voice services in and around the home. There can be no assurance that our HomeRF specification, or the Symphony HomeRF products developed to comply with the specification, will have a meaningful commercial impact. Further, given the emerging nature of the wireless LAN market, there can be no assurance that the RangeLAN2 and Symphony products and technology, or our other products or technology, will not be rendered obsolete by alternative or competing technologies. If we are unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire other businesses as an alternative to internal research and development.

To remain competitive, we will need to expand our operations. Failure to effectively manage growth could result in an inability to support and maintain our operations.

      We anticipate that we will need to expand our operations in order to address new market opportunities for our products. This expansion could place a significant strain on our management, operational and financial resources. We cannot assure you that:

•	our personnel, systems, procedures and controls will be adequate to support our future operations;

•	our management will be able to identify, hire, train, motivate or manage required personnel; or

•	our management will be able to successfully identify and exploit existing and potential market opportunities.

      In addition, we could experience lower earnings as a result of expenses associated with growing our operations, whether through internal development or through acquisitions.

We will depend on international sales and our ability to sustain or expand international sales is subject to many risks, which could adversely affect our operating results.

      During the six months ending June 28, 2002, international sales accounted for approximately 43% of our total sales. Revenue from shipments by Western Multiplex to customers outside of the United States, principally to a limited number of distributors, represented 24%, 33% and 23% of total revenue during the calendar years 2001, 2000 and 1999, respectively. Revenue from shipments by Proxim, Inc. to customers outside the United States, principally to a limited number of distributors and OEM customers, represented 33%, 18% and 21% of total revenue during the calendar years 2001, 2000 and 1999, respectively. Agere’s sales of its ORiNOCO® products included sales to a number of international customers, and we expect that we will continue to sell these products to a significant percentage of international customers. We expect that our revenue from shipments to international customers will vary as a percentage of total revenue.

      There are certain risks inherent in doing business in international markets, including the following:

•	uncertainty of product acceptance by customers in foreign countries;

•	difficulty in assessing the ability to collect on orders to be shipped in an uncertain economic environment;

•	difficulty in collecting accounts receivable;

•	export license and documentation requirements

•	unforeseen changes in regulatory requirements;

•	difficulties in staffing and managing multinational operations

•	governmental restrictions on the repatriation of funds into the United States;

•	foreign currency fluctuations

•	longer payment cycles for international distributors;

•	tariffs, duties taxes and other trade barriers

•	difficulties in finding foreign licensees or joint venture partners; and

•	potential political and economic instability.

      There is a risk that such factors will harm our ability to continue to successfully operate internationally and our efforts to expand international operations. In this regard, our revenue levels have been affected, in part, by reduced ability to ship our products to international customers in cases where collectibility, based on a number of factors, could not be reasonably assured.

      While we may extend limited credit terms, fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. There can be no assurance that foreign markets will continue to develop or that we will receive additional orders to supply our products to foreign customers. Our business and operating results could be materially adversely affected if foreign markets do not continue to develop or if we do not receive additional orders to supply our products for use by foreign customers.

      To successfully expand international sales, we will need to recruit additional international sales and support personnel and expand our relationships with international distributors and value-added resellers. This expansion will require significant management attention and financial resources. We may incur these additional costs and add these management burdens without successfully expanding sales. This failure would harm our operating results.

Our revenue may decline and our ability to achieve profitability may be threatened if the demand for wireless services in general and broadband wireless access systems in particular does not continue to grow.

      Our success is dependent on the continued trend toward wireless telecommunications and data communications services. If the rate of growth slows and service providers reduce their capital investments in wireless infrastructure or fail to expand into new geographic markets, our revenue may decline. Unlike some competitors such as Alcatel, Cisco Systems, Intel Corporation, Linksys and Nortel Networks Corporation, among others, our principal product offerings rely on wireless technologies. Accordingly, we would experience a greater impact from a decline in the demand for wireless services than some of our most important competitors. In addition, wireless access solutions are unproven in the marketplace and some of the wireless technologies, such our Tsunami point-to-multipoint technology and 802.11a and HomeRF 2.0 technologies in which we are currently investing substantial capital, have only been commercially introduced in the last few years. If wireless access technology turns out to be unsuitable for widespread commercial deployment, it is unlikely we could generate enough sales to achieve and sustain profitability. We have listed below, in order of importance, the factors that we believe are key to the success or failure of broadband wireless access technology:

•	its reliability and security and the perception by end-users of its reliability and security;

•	its capacity to handle growing demands for faster transmission of increasing amounts of data, voice and video;

•	the availability of sufficient frequencies for network service providers to deploy products at commercially reasonable rates;

•	its cost-effectiveness and performance compared to other forms of broadband access, whose prices and performance continue to improve;

•	its suitability for a sufficient number of geographic regions; and

•	the availability of sufficient site locations for network service providers to install products at commercially reasonable rates.

      We have experienced the effects of many of the factors listed above in interactions with customers selecting wireless versus wire line technology. For example, because of the frequency with which individuals using cellular phones experience fading or a loss of signal, customers often hold the perception that all broadband wireless technologies will have the same reliability constraints even though the wireless technology we use does not have the same problems as cellular phones. In some geographic areas, because of adverse weather conditions that affect wireless transmissions, but not wire line technologies, we are not able to sell products as successfully as competitors with wire line technology. In addition, future legislation, legal decisions and regulation relating to the wireless telecommunications industry may slow or delay the deployment of wireless networks. We may also lose customers to different types of wireless technologies. For example, we have only a limited offering of products that operate in licensed radio spectrums. Some customers, however, may want to operate in licensed radio spectrums because they sometimes offer less interference than license free radio spectrums or have other advantages.

Our business will depend on rapidly evolving telecommunications and Internet industries.

      Our future success is dependent upon the continued growth of the data communications and wireless industries, particularly with regard to Internet usage. The global data communications and Internet industries are evolving rapidly and it is difficult to predict potential growth rates or future trends in technology development. We cannot assure you that the deregulation, privatization and economic globalization of the worldwide telecommunications market that has resulted in increased competition and escalating demand for new technologies and services will continue in a manner favorable to us or our business strategies. In addition, there can be no assurance that the growth in demand for wireless and Internet services, and the resulting need for high speed or enhanced data communications products and wireless systems, will continue at its current rate or at all.

The combined company may be dependent on and receive a significant percentage of its revenue from a limited number of OEM customers.

      A limited number of OEM customers may contribute a significant percentage of our pro forma revenue. Sales to one Proxim, Inc. customer in calendar years 2000 and 1999 represented approximately 12% and 30% of total revenue, respectively. Agere’s sales of its ORiNOCO® products included sales to OEM customers. We expect that sales to a limited number of OEM customers will continue to account for a substantial portion of our revenue for the foreseeable future. Proxim, Inc. also experienced quarter-to-quarter variability in sales to each of its major OEM customers. Sales of many of Proxim, Inc.’s wireless networking products depended upon the decision of a prospective OEM customer to develop and market wireless solutions that incorporated Proxim, Inc.’s wireless technology. OEM customers’ orders are affected by a variety of factors, including the following:

•	new product introductions;

•	end-user demand for OEM customers’ products;

•	OEM customers’ product life cycles

•	inventory levels;

•	market and OEM customers’ adoption of new wireless standards;

•	manufacturing strategies;

•	lengthy design-in cycles;

•	pricing;

•	regulatory changes;

•	contract awards; and

•	competitive situations.

      Proxim, Inc.’s agreements with OEM customers typically did not require minimum purchase quantities. The loss of one or more of, or a significant reduction in orders from, our major OEM customers could materially and adversely affect our operating results or stock price. In this regard, in the first quarter of 2001, Intel Corporation, a HomeRF OEM customer, announced that it would offer competing IEEE 802.11b products for its next generation of consumer wireless networking devices. This announcement resulted in a decrease in the market price of Proxim, Inc.’s common stock. In addition, there can be no assurance that we will become a qualified supplier for new OEM customers or that we will remain a qualified supplier for existing OEM customers.

Western Multiplex derived a substantial portion of its revenue from a limited number of distributors. Therefore, a decrease or loss in business from any of them may cause a significant delay or decline in our revenue and could harm our reputation.

      Western Multiplex generated a significant amount of revenue from a limited number of distributors. The loss of business from any of these distributors or the delay of significant orders from any of them, even if only temporary, could significantly reduce our revenue, delay recognition of revenue, harm our reputation or reduce our ability to accurately predict cash flow. One Western Multiplex distributor accounted for approximately 26% of our total revenue in the first quarter of 2002. For the year ended December 31, 2001, approximately 52% of Western Multiplex’s revenue was derived from three distributors, and approximately 30% of its revenue was derived from one of the three distributors. Western Multiplex did not have long-term contracts with any of these distributors. While we will have a more diversified and expansive customer base, the future success of our business will depend significantly on the timing and size of future purchase orders, if any, from a limited number of distributors.

We depend on limited suppliers for key components that are difficult to manufacture, and because we may not have long-term arrangements with these suppliers, we could experience disruptions in supply that could decrease or delay the recognition of revenues.

      We depend on single or limited source suppliers for several key components used in our products. Proxim, Inc. and Agere depended on single sources for their proprietary application specific integrated circuits, or ASICs, and assembled circuit boards. Any disruptions in the supply of these components or assemblies could delay or decrease our revenues. In addition, even for components with multiple sources, there have been, and may continue to be, shortages due to capacity constraints caused by high demand. In connection with our acquisition of Agere’s 802.11 wireless LAN equipment business, we have entered into a three-year strategic supply agreement with Agere pursuant to which Agere will provide us with 802.11 chips, modules and cards. Other than this agreement, we do not have any long-term arrangements with our suppliers. If, for any reason, a supplier fails to meet our quantity or quality requirements, or stops selling components to us or to our contract manufacturers at commercially reasonable prices, we could experience significant production delays and cost increases, as well as higher warranty expenses and product reputation problems. Because the key components and assemblies of our products are complex, difficult to manufacture and require long lead times, we may have difficulty finding alternative suppliers to produce our components and assemblies on a timely basis. We have experienced shortages of some of these components in the past, which delayed related revenue, and we may experience shortages in the future. In addition, because the majority of our products have a short sales cycle of between 30 and 90 days, we may have difficulty in making accurate and reliable forecasts of product needs. As a result, we could experience shortages in supply, which could delay or decrease revenue because our customers may cancel their orders or choose a competitor for their future needs.

We have limited manufacturing capabilities and we will need to increasingly depend on contract manufacturers for our manufacturing requirements.

      We have limited manufacturing capability and limited experience in large scale or foreign manufacturing. There can be no assurance that we will be able to develop or contract for additional manufacturing capacity on acceptable terms on a timely basis. In addition, in order to compete successfully, we will need to achieve significant product cost reductions. Although we intend to achieve cost reductions through engineering improvements, production economies, and manufacturing at lower cost locations including outside the United States, there can be no assurance that we will be able to do so. In order to remain competitive, we must continue to introduce new products and processes into our manufacturing environment, and there can be no assurance that any such new products will not create obsolete inventories related to older products. For example, as a part of our restructuring charge for the first quarter of fiscal 2002, we increased our provision for obsolete and excess inventory, including purchase commitments, totaling $12.7 million, of which $7.7 million related to excess inventory and $5.0 million related to purchase commitments. The charges related to a decrease in demand for certain products as well as our strategy to discontinue certain products in order to concentrate on selling next generation products.

      Proxim, Inc. relied on contract and subcontract manufacturers for turnkey manufacturing and circuit board assemblies which subjects us to additional risks, including a potential inability to obtain an adequate supply of finished assemblies and assembled circuit boards and reduced control over the price, timely delivery and quality of such finished assemblies and assembled circuit boards. If our Sunnyvale facility were to become incapable of operating, even temporarily, or were unable to operate at or near our current or full capacity for an extended period, our business and operating results could be materially adversely affected.

      Proxim, Inc. outsourced manufacturing for its HomeRF products with Flextronics International, Inc., a turnkey contract manufacturer. Western Multiplex depended on three contract manufacturers to produce the majority of its products, and it depended on one of these manufacturers for the entire production of its Tsunami point-to-multipoint product. Changes in our manufacturing operations to incorporate new products and processes, or to manufacture at lower cost locations outside the United States, could cause disruptions, which, in turn, could adversely affect customer relationships, cause a loss of market opportunities and negatively affect our business and operating results. In addition, our reliance on a limited number of manufacturers involves a number of risks, including the risk that these manufacturers may terminate their relationship with us, may choose not to devote adequate capacity to produce our products or may delay production of our products. If any of these risks are realized, we could experience an interruption in supply, which could have an adverse impact on the timing and amount our revenues.

      Each of Western Multiplex and Proxim, Inc. experienced higher than expected demand for its products. This resulted in delays in the delivery of certain products due to temporary shortages of certain components, particularly components with long lead times, and insufficient manufacturing capacity. Due to the complex nature of our products and manufacturing processes, including products manufactured by our licensing partners, the worldwide demand for some wireless technology components and other factors, there can be no assurance that delays in the delivery of products will not occur in the future.

We may be unable to achieve the manufacturing cost reductions and improvements required in order to achieve or maintain profitability.

      The average selling prices of the products of Western Multiplex and Proxim, Inc. declined in recent years. If we do not reduce production costs and other expenses, we may not be able to offset this continuing decline and achieve or maintain profitability. We must also develop and introduce on a timely basis new systems that can be sold at higher average selling prices.

Failure to develop new systems would cause our revenue to decline or to increase more slowly.

      We expect that average selling prices of our products will continue to decrease because one of our strategies is to increase the percentage of domestic and international sales being made through distributors and value-added resellers, and to OEM customers, which involve lower prices than our direct sales. This risk from declining average selling prices may also intensify because we expect that market conditions, particularly falling prices for competing broadband solutions, will force us to reduce prices over time. Under some circumstances, we may be forced to reduce prices even if it causes us to decrease gross profit or to take a loss on our products. We may also be unable to reduce sufficiently the cost of our products to enable us to compete with other broadband access technologies with lower product costs. In order to remain competitive, we will need to design our products so that they can be manufactured with low-cost, automated manufacturing, assembly and testing techniques. We cannot assure you that we will be successful in designing our products to allow contract manufacturers to use lower-cost, automated techniques. In addition, any redesign may fail to result in sufficient cost reductions to allow us to significantly reduce the price of our products or prevent our gross profit from declining as prices decline.

Because many of our current and planned products are or will be highly complex, they may contain defects or errors that are detectable only after deployment in complex networks and which, if detected, could harm our reputation and result in a decrease in revenue or in difficulty collecting accounts receivable.

      Many of our complex products can only be fully tested when deployed in commercial networks. As a result, end-users may discover defects or errors or experience breakdowns in their networks after the products have been deployed. The occurrence of any defects or errors in these products could result in:

•	failure to achieve market acceptance and loss of market share;

•	cancellation of orders;

•	difficulty in collecting accounts receivable;

•	increased service and warranty costs;

•	diversion of resources, legal actions by customers and end-users; and

•	increased insurance costs and other losses to our business or to end-users.

      End-users have discovered errors in the products of Proxim, Inc. and Western Multiplex in the past and may discover errors in products of the combined company in the future. Because customers often delay deployment of a full system until the products have been tested by them and any defects have been corrected, we expect these revisions to cause delays in orders by our customers for our systems. Because our strategy is to introduce more complex products in the future, this risk will intensify over time.

To compete effectively, we will need to establish and expand new distribution channels for Proxim, Inc.’s home networking products and Western Multiplex’s point-to-point and point-to-multipoint products and Agere’s 802.11 wireless products.

      Western Multiplex sold its point-to-point and point-to-multipoint products, Proxim, Inc. sold its branded RangeLAN2 and Harmony products, and Agere sold its ORiNOCO® products through domestic and international distributors. We intend to add new distributors and value added resellers for the Symphony HomeRF family of cordless home and small office networking products and the Tsunami point-to-multipoint products. Symphony HomeRF products are currently sold through computer retailers, leading computer catalogs and numerous on-line retail sites over the Internet. In general, distributors, value added resellers and retailers offer products of several different companies, including products that may compete with our products. Accordingly, they may give higher priority to products of other suppliers, thus reducing our efforts to sell our products. In addition they often focus on specific markets and we will need to add new distributors and value added resellers as we expand our sales to new markets. Agreements with distributors and retailers are generally terminable at their option. Any reduction in sales efforts or termination of a relationship may materially and adversely affect our business and operating results. Use of distributors and retailers also entails the risk that they will build up inventories in anticipation of substantial growth in sales. If such growth does not occur as anticipated, they may substantially decrease the amount of products ordered in subsequent quarters. Such fluctuations could contribute to significant variations in our future operating results.

Broadband wireless access solutions have some disadvantages and limitations as compared to other alternative broadband access solutions that may prevent widespread adoption, which could hurt our prospects.

      Broadband wireless access solutions, including point-to-point and point-to-multipoint systems, compete with other high-speed access solutions such as digital subscriber lines, cable modem technology, fiber optic cable and other high-speed wire line and satellite technologies. If the market for our point-to-point and point-to-multipoint solutions fails to develop or develops more slowly than we expect due to this competition, our sales opportunities will be harmed. Many of these alternative technologies can take advantage of existing installed infrastructure and are generally perceived to be reliable and secure. As a result, they have already achieved significantly greater market acceptance and penetration than point-to-point and point-to-multipoint broadband wireless access technologies. Moreover, current point-to-point and point-to-multipoint broadband wireless access technologies have inherent technical limitations that may inhibit their widespread adoption in many areas, including the need for line-of-sight installation and, in the case of operating frequencies above 11 GHz, reduced communication distance in bad weather.

      We expect point-to-point and point-to-multipoint broadband wireless access technologies to face increasing competitive pressures from both current and future alternative technologies. In light of these factors, many service providers may be reluctant to invest heavily in broadband wireless access solutions.

Broadband wireless access products require a direct line-of-sight, which may limit the ability of service providers to deploy them in a cost-effective manner and could harm our sales.

      Because of line-of-sight limitations, service providers often install broadband wireless access equipment on the rooftops of buildings and on other tall structures. Before undertaking these installations, service providers must generally secure roof rights from the owners of each building or other structure on which the equipment is to be installed. The inability to easily and cost-effectively obtain roof rights may deter customers from choosing to install broadband wireless access equipment, which could have an adverse effect on our sales.

Inability to attract and retain key personnel could hinder our ability to operate.

      Our success depends to a large extent on the continued services of Mr. Jonathan N. Zakin, our Chairman and Chief Executive Officer, Mr. David C. King, our President and Chief Operating Officer, Mr. Keith E. Glover, our Executive Vice President, Chief Financial Officer and Secretary, and other members of our senior management team. The loss of the services of any of these management members could harm our business because of the crucial role each of them is expected to play in our operations and strategic development. In order to be successful, we must also retain and motivate key employees, including those in managerial, technical, marketing and sales positions. In particular, our product generation efforts depend on hiring and retaining qualified engineers. Experienced management and technical, sales, marketing and support personnel in the wireless networking industry are in high demand and competition for their talents is intense. This is particularly the case in Silicon Valley, where our headquarters are located. In addition, our employees may experience uncertainty about their participation in the future of the combined company due to the following issues relating to recent business combination transactions: changing employee roles with respect to Proxim’s announced operations strategies, the management of an increasing number of geographically dispersed operations and the related challenges of integrating a growing number of diverse local regulations, customs and practices. These conditions may adversely affect our ability to attract and retain key management, technical, sales and marketing personnel. We must also continue to motivate employees and keep them focused on the strategies and goals of the combined company, which may be particularly difficult due to the potential distractions of the merger and morale challenges posed by any workforce reduction that may be implemented.

We may have difficulties with our acquisitions and investments, which could adversely affect our growth and financial condition.

      From time to time, we may consider new business opportunities and ventures, including acquisitions, in a broad range of areas. Any decision to pursue a significant business expansion or new business opportunity would be accompanied by risks, including, among others:

•	requiring to invest a substantial amount of capital, which could materially harm our financial condition and ability to implement our existing business strategy;

•	requiring to issue additional equity interests, which would be dilutive to our stockholders;

•	placing additional and substantial burdens on our management personnel and financial and operational systems;

•	the difficulty of assimilating the operations, technology and personnel of the acquired companies;

•	the potential disruption of our ongoing business;

•	the possible inability to retain key technical and managerial personnel;

•	potential additional expenses associated with amortization of purchased intangible assets or the impairment of goodwill;

•	additional expenses associated with the activities and expansion of the acquired businesses; and

•	the possible impairment of relationships with existing employees, customers, suppliers and investors.

      In addition, we cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with any acquisitions or other investments that we may make in the future.

Several of our stockholders beneficially own a significant percentage of our Common Stock, which will allow them to significantly influence matters requiring shareholder approval and could discourage potential acquisitions of our company.

      Following the issuances of Series A preferred stock and warrants to purchase Common Stock to Warburg Pincus and Broadview Capital Partners, and assuming approval of our stockholders at a special meeting to be held on October 8, 2002 relating to such issuance of additional shares of Series A preferred stock and warrants to purchase Common Stock, and conversion and exercise of these securities, these investors will collectively hold approximately 24% of our outstanding Common stock on an as-converted and as-exercised basis. Affiliates of Ripplewood Investments L.L.C. will control approximately 20.5% of our outstanding Common Stock on an as-converted and as-exercised basis. These stockholders will be able to exert significant influence over actions requiring the approval of our stockholders, including many types of change of control transactions and any amendments to our certificate of incorporation. The interests of these stockholders may be different than those of other stockholders of our company. In addition, the significant ownership percentage of these stockholders could have the effect of delaying or preventing a change of control of our company or otherwise discouraging a potential acquiror from obtaining control of our company.

Holders of our Series A preferred stock have rights that are senior to those of our Common Stock.

      Holders of our Series A preferred stock are entitled to receive certain benefits not available to holders of our Common Stock. In particular:

•	from August 2005 through August 2007, shares of Series A preferred stock will be entitled to dividends equal to 8% of their liquidation preference per year, payable, at our election, in cash or shares of our Common Stock valued at the then-market price;

•	each share of Series A preferred stock will have an initial liquidation preference of $25.00 and the liquidation preference will bear interest at 8%, compounded semi-annually, for three years. The liquidation preference is subject to adjustments in the event we undertake a business combination or other extraordinary transaction, or we are liquidated or dissolved;

•	in August 2007, we will be required to redeem all outstanding shares of Series A preferred stock, if any, for cash equal to their liquidation preference plus accrued and unpaid dividends;

•	in the event of a change of control of Proxim, we will have the right to convert the Series A preferred into Common Stock if upon such conversion the holders of Series A preferred stock would receive liquid securities or cash with a fair market value equal to or greater than 110% of the liquidation preference then in effect. If the consideration is less than 110% of the liquidation preference, we may either modify the conversion price so that the consideration will equal 110% of the liquidation preference then in effect or repurchase the Series A preferred stock for cash at 101% of the liquidation preference then in effect. In addition, in the event of a change of control that occurs prior to August 2005, the liquidation preference will increase to include three years’ of accretion;

•	holders of Series A preferred stock have rights to acquire additional shares of our capital stock or rights to purchase property in the event of certain grants, issuance or sales;

•	the conversion price of the Series A preferred stock, which initially shall be approximately $3.06 per share, will be subject to customary weighted average anti-dilution adjustments and other customary adjustments;

•	the approval of holders of a majority of the Series A preferred is separately required to approve changes to our certificate of incorporation or bylaws that adversely affect these holders’ rights, any offer, sale or issuance of our equity or equity-linked securities ranking senior to or equally with the Series A preferred stock, and any repurchase or redemption of our equity securities (other than from an employee, director or consultant following termination), or the declaration or payment of any dividend on our Common Stock; and

•	for so long as Warburg Pincus owns at least 25% of its shares of Series A preferred stock or the Common Stock issuable on conversion of its Series A preferred stock, Warburg Pincus will have the right to nominate for election one member of our board of directors, who will sit on all major board committees.

The terms of the notes issued to Warburg Pincus and Broadview Capital Partners in connection with the closing of the Agere asset purchase may adversely affect our business and financial results.

      In connection with the financing of the Agere asset purchase, we have issued notes with an aggregate principal amount of $34 million. The notes generally become due and payable upon the occurrence of an event of default or at the earlier of:

any time after 120 days following the date of such stockholder vote, at the request of the noteholders, if the proposal is not approved by our stockholders at the special meeting to be held on October 8, 2002, and

December 31, 2002. If our stockholders approve the proposal to issue additional Series A preferred and warrants to purchase Common Stock at our special meeting, all outstanding notes will immediately and automatically be converted into shares of our Series A preferred stock. If our stockholders do not approve the transaction, we will be required to pay the principal and accrued interest on the notes, which would reduce the cash available for other business purposes. In addition, while the notes are outstanding, we may not generally, without the prior written consent of the investors holding a majority of the principal amount of the notes:

•	incur any indebtedness for money borrowed other than indebtedness not in excess of $20 million (under existing lines of credit) and indebtedness the net proceeds of which are used to repay the notes in their entirety;

•	grant or permit any liens, pledges or encumbrances on any of our assets;

•	sell any material assets for consideration in excess of $10 million in the aggregate, other than sales of inventory in the ordinary course of business; or

•	pay or declare any dividend or distribution.

If we fail to protect our intellectual property rights or if such rights are not adequately protected under current law, competitors may be able to use our technology or trademarks and this could weaken our competitive position, reduce our revenue and increase costs.

      We rely on intellectual property laws to protect our products, developments and licenses. We also rely on confidentiality agreements with some of our licensees and other third parties and confidentiality agreements and policies covering our employees.

      We cannot assure you that such laws and measures will provide sufficient protection, that other companies will not develop technologies that are similar or superior or that third parties will not copy or otherwise obtain and use our technologies without authorization.

Possible third-party claims of infringement of proprietary rights against us could have a material adverse effect on our business, results of operation and financial condition.

      The communications industry is characterized by a relatively high level of litigation based on allegations of infringement of proprietary rights. There can be no assurance that third parties will not assert infringement claims against us, that any such assertion of infringement will not result in litigation or that we would prevail in such litigation. Furthermore, any such claims, with or without merit, could result in substantial cost to our business and diversion of our personnel, require us to develop new technology or enter into royalty or licensing arrangements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In the event of a successful claim of infringement or misappropriation against us, and our failure or inability to develop non-infringing technology or to license the infringed, misappropriated or similar technology at a reasonable cost, our business, results of operations and financial condition would be materially adversely affected. In addition, we may be obligated to indemnify our customers against claimed infringement of patents, trademarks, copyrights and other proprietary rights of third parties. Any requirement to indemnify our customers could have a material adverse effect on our business, results of operations and financial condition.

Prior to the completion of our merger with Proxim, Inc., Proxim, Inc. commenced United States patent infringement and International Trade Commission legal actions against a number of its competitors, and legally remains the subject of counter suits and patent infringement counterclaims. Should the outcome of this patent, trade commission or any related litigation be unfavorable, we may be required to pay damages and other expenses, or we could be enjoined from selling certain products, which could materially and adversely affect our business, financial condition and operating results.

      Proxim, Inc.’s involvement in patent and International Trade Commission litigation with respect to alleged infringement of certain of its United States patent rights related to direct sequence wireless local area networking technology has resulted in, and could in the future continue to result in, substantial costs and diversion of management resources of the combined company. In addition, this litigation, if determined adversely to us, could result in the payment of substantial damages and/or royalties or prohibitions against utilization of essential technologies, and could materially and adversely affect our business, financial condition and operating results.

      On March 8, 2001, Proxim, Inc. filed two lawsuits for infringement of three United States Patents for wireless networking technology: one suit in the U.S. District Court for the District of Massachusetts against Cisco Systems and Intersil Corporation; and one suit in the U.S. District Court for the District of Delaware against 3Com Corporation, SMC, Symbol Technologies and Wayport. These suits sought an injunction against continued infringement, damages resulting from the infringement and the defendants’ conduct, interest on the damages, attorneys’ fees and costs, and such further relief as the respective courts deem just and appropriate.

      On March 9, 2001, Proxim, Inc. filed suit with the International Trade Commission (ITC) in Washington, D.C. asking the ITC to stop the importation of products that infringe its patented wireless networking technology. Eight companies are identified in this action; Acer, Addtron, Ambicom, Compex, D-Link, Enterasys Networks, Linksys and Melco. Proxim, Inc. notified these and other companies that it believed to have been infringing its patents. On May 9, 2001, Proxim, Inc. filed to remove Compex from the ITC complaint as Compex entered into an agreement with Proxim, Inc. to license these patents. Intersil Corporation and Agere have filed motions to intervene in the proceedings before the ITC and these motions have been approved by the ITC.

      On or about April 24, 2001, Intersil Corporation and Cisco Systems, Incorporated filed suit in the U.S. District Court for the District of Delaware seeking that Proxim, Inc.’s patents be found invalid, unenforceable and not infringed. Intersil Corporation and Cisco Systems sought damages and attorneys’ fees from Proxim, Inc. based upon alleged breach of contract and unfair competition.

      On or about May 1, 2001, Symbol Technologies filed patent infringement counterclaims in the U.S. District Court for the District of Delaware alleging that Proxim, Inc. infringed four Symbol Technologies wireless LAN patents. Symbol Technologies is seeking unspecified damages and a permanent injunction against Proxim, Inc. related to these infringement claims.

      On or about May 31, 2001, Agere filed suit in the U.S. District Court for the District of Delaware alleging that Proxim, Inc. infringed three Agere patents. Agere sought unspecified damages and a permanent injunction against Proxim, Inc. related to its infringement claims. On July 9, 2001, Proxim, Inc. filed an amended answer and counterclaim to the Agere suit. Proxim, Inc. sought declaratory judgment for non-infringement, invalidity and unenforceability of certain Agere patents, as well as damages for violation of the antitrust laws of the United States.

      On August 8, 2001, Proxim, Inc. filed an amended answer and counterclaim, further sought damages for violation of the antitrust laws of the United States. On December 13, 2001, Proxim, Inc. filed a second amended answer and counterclaim, and sought to add Agere’s parent, Agere Guardian Systems Inc., as a party.

      On December 4, 2001, Symbol Technologies filed suit in the U.S. District Court for the District of Delaware alleging that Proxim, Inc. infringed four Symbol patents related to systems for packet data transmission. Symbol Technologies sought an award for unspecified damages and a permanent injunction against Proxim, Inc. based on alleged patent infringement counterclaims. On December 18, 2001 Proxim, Inc. filed an answer and counterclaims seeking declaratory judgments for non-infringement, invalidity and unenforceability of the four asserted Symbol Technologies patents, injunctive and monetary relief for Symbol Technologies’ infringement of a Proxim, Inc. patent, monetary relief for Symbol Technologies’ false patent marking, and injunctive and monetary relief for Symbol Technologies’ unfair competition under the Lanham Act, common law unfair competition and tortious interference.

      On August 5, 2002, in connection with our acquisition of Agere’s 802.11 wireless LAN equipment business, we announced that we had entered into a cross-license agreement with Agere whereby, in part, we and Agere agreed to settle the pending patent-related litigation between the two companies.

      The results of any litigation matter are inherently uncertain. In the event of any adverse decision in the described legal actions or any other related litigation with third parties that could arise in the future with respect to patents or other intellectual property rights relevant to our products, we could be required to pay damages and other expenses, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. These matters are in the early stages of litigation and, accordingly, we cannot make any assurance that these matters will not materially and adversely affect our business, financial condition or operating results.

Compliance with governmental regulations in multiple jurisdictions where we sell our products is difficult and costly.

      In the United States, we are subject to various Federal Communications Commission, or FCC, rules and regulations. Current FCC regulations permit license-free operation in certain FCC-certified bands in the radio spectrum. Our spread spectrum wireless products are certified for unlicensed operation in the 902 - 928 MHz, 2.4 -  2.4835 GHz, 5.15 - 5.35 GHz and 5.725 - 5.825 GHz frequency bands. Operation in these frequency bands is governed by rules set forth in Part 15 of the FCC regulations. The Part 15 rules are designed to minimize the probability of interference to other users of the spectrum and, thus, accord Part 15 systems secondary status in the frequency. In the event that there is interference between a primary user and a Part 15 user, a higher priority user can require the Part 15 user to curtail transmissions that create interference. In this regard, if users of our products experience excessive interference from primary users, market acceptance of our products could be adversely affected, which could materially and adversely affect our business and operating results. The FCC, however, has established certain standards that create an irrefutable presumption of noninterference for Part 15 users and we believe that our products comply with such requirements. There can be no assurance that the occurrence of regulatory changes, including changes in the allocation of available frequency spectrum, changes in the use of allocated frequency spectrum, or modification to the standards establishing an irrefutable presumption for unlicensed Part 15 users, would not significantly affect our operations by rendering current products obsolete, restricting the applications and markets served by our products or increasing the opportunity for additional competition.

      Our products are also subject to regulatory requirements in international markets and, therefore, we must monitor the development of spread spectrum and other radio frequency regulations in certain countries that represent potential markets for our products. While there can be no assurance that we will be able to comply with regulations in any particular country, we will design our products to minimize the design modifications required to meet various 2.4 GHz and 5 GHz international spread spectrum regulations. In addition, we will seek to obtain international certifications for our product line in countries where there are substantial markets for wireless networking systems. Changes in, or the failure by us to comply with, applicable domestic and international regulations could materially adversely affect our business and operating results. In addition, with respect to those countries that do not follow FCC regulations, we may need to modify our products to meet local rules and regulations.

      Regulatory changes by the FCC or by regulatory agencies outside the United States, including changes in the allocation of available frequency spectrum, could significantly affect our operations by restricting our development efforts, rendering current products obsolete or increasing the opportunity for additional competition. Several changes by the FCC were approved within the last eight years including changes in the allocation and use of available frequency spectrum, as well as the granting of an interim waiver. These approved changes could create opportunities for other wireless networking products and services. There can be no assurance that new regulations will not be promulgated, that could materially and adversely affect our business and operating results.

      It is possible that the United States and other jurisdictions will adopt new laws and regulations affecting the pricing, characteristics and quality of broadband wireless systems and products. Increased government regulations could:

•	decrease the growth of the broadband wireless industry;

•	hinder our ability to conduct business internationally;

•	reduce our revenues;

•	increase the costs and pricing of our products;

•	increase our operating expenses; and

•	expose us to significant liabilities.

      Any of these events or circumstances could seriously harm our business and results of operations.

The price of our Common Stock may be subject to wide fluctuation, and you may lose all or part of your investment in our Common Stock.

      The trading prices of Proxim, Inc. common stock and Western Multiplex common stock having been subject to wide fluctuations, such trend is likely to continue with respect to the trading price of our Common Stock. The trading price of our Common Stock may fluctuate in response to a number of events and factors, including:

•	quarterly variations in revenues and operating results;

•	announcements of innovations and new products;

•	strategic developments or business combinations by us or our competitors;

•	changes in our expected operating expense levels;

•	changes in financial estimates and recommendations of financial and industry analysts;

•	the operating and securities price performance of comparable companies; and

•	news reports relating to trends in the wireless communications industry.

      In addition, the stock market in general, and the market prices for wireless-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may influence the trading price of our Common Stock. These trading price fluctuations may make it more difficult to use our Common Stock as currency to make acquisitions that might otherwise be advantageous, or to use stock options as a means to attract and retain employees. In addition, you may lose all or part of your investment in our Common Stock.

Provisions of our certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

      Some provisions in our certificate of incorporation and bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control of our company despite the possibility that such transactions may be viewed to be in the best interest of our stockholders since such transactions could result in a higher stock price than the then-market price of our Common Stock. Among other things, our certificate of incorporation and bylaws:

•	authorize our board of directors to issue preferred stock with the terms of each series to be fixed by the board of directors;

•	divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

•	permit directors to be removed only for cause; and

•	specify advance notice requirements for stockholder proposals and director nominations.

      In addition, with some exceptions, the Delaware General Corporation Law will restrict or delay mergers and other business combinations between the Company and any stockholder that acquires 15% or more of our voting stock.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholders, as described below. See the sections below entitled “Selling Stockholders” and “Plan of Distribution.”

SELLING STOCKHOLDERS

      The following table sets forth information with respect to the number of shares of Common Stock owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. This registration statement shall also cover any additional shares of our Common Stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of Common Stock.

      Each selling stockholder may also transfer shares owned by him by gift, and upon any such transfer the donee would have the same right of sale as the selling stockholder.

      The shares of our Common Stock being offered by the selling stockholders were acquired in connection with the acquisition of Card Access, Inc. by Proxim, Inc. in August 2001 and our subsequent merger with

Proxim, Inc. in March 2002. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

	Shares Beneficially
	Owned Prior to
	Offering(1)		Number of
			Shares
Name of Selling Stockholder	Number	Percent	Being Offered

Martin D. Eastwood	39,948	*	39,948
Richard C. Ray	39,948	*	39,948
Bryan L. Davies	39,948	*	39,948
James A. Stout	39,948	*	39,948
Raymond G. Ivins	39,948	*	39,948
Jonathan L. Rhees	39,948	*	39,948
Kent L. Hansen	39,948	*	39,948
Quinn L. Kunz	6,046	*	6,046
Nathan A. Mueller	6,046	*	6,046
Walter L. Yorgason	6,046	*	6,046
Brady V. Brown	3,023	*	3,023
Joseph S. Bryan	1,531	*	1,531

TOTAL:	302,328	*	302,328

*	Less than 1%

(1)	Based on 119,283,154 shares outstanding as of the close of business on August 27, 2002.

PLAN OF DISTRIBUTION

      The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Proxim in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares offered hereby may be sold, without limitation, by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

      In connection with distributions of the shares offered hereby or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Proxim Common Stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell Proxim Common Stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to

Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

      Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholder and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholder. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above.

      To comply with the securities laws of certain states, if applicable, the shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares offered hereby in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer than participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

      At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our bylaws and certificate of incorporation limit the liability of our directors and officers for expenses to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

      Our bylaws and certificate of incorporation provides that we must indemnify our directors and may indemnify our other officers, employees and agents to the fullest extent permitted by law.

      We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our bylaws and certificate of incorporation. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Proxim, arising out of such person’s services as a Proxim director or officer, any subsidiary of Proxim or any other company or enterprise to which the person provides services at our request.

      Our bylaws and certificate of incorporation also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws and certificate of incorporation would permit indemnification. We also maintain an insurance policy insuring our directors and officers against liability for certain acts and omissions while acting in their official capacities.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Proxim pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

      Certain legal matters relating to the validity of the securities offered hereby will be passed upon for Proxim by Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”), Palo Alto, California. As of August 27, 2002, certain members of Wilson Sonsini beneficially owned approximately 145,355 shares of Proxim Common Stock.

EXPERTS

      The consolidated financial statements of Western Multiplex incorporated into this registration statement by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been so incorporated in reliance on the authority of said firm as experts in giving said report. After reasonable efforts, we have not been able to obtain the written consent of Arthur Andersen LLP as required by Section 7 of the Securities Act. Because this registration statement does not contain a written consent from Arthur Andersen LLP, it is possible that Arthur Andersen might assert that any right of recovery against them under Section 11(a) of the Securities Act could be limited. However, in the event that any claims under Section 11(a) of the Securities Act are brought, other persons who may be subject to such claims, including our officers and directors, may still rely on Arthur Andersen LLP’s original audit report as being made by an expert for purposes of establishing a due diligence defense under Section 11(b) of the Securities Act. In addition, Arthur Andersen LLP was convicted on June 15, 2002 of federal obstruction of justice. Investors may have no effective remedy against Arthur Andersen LLP in connection with any claims, particularly in the event that Arthur Andersen LLP ceases to exist or becomes insolvent.

      The financial statements of Proxim, Inc. incorporated into this registration statement by reference to its Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

          Prospective investors may rely only on the information contained in this prospectus. Neither Proxim nor any Selling Stockholder has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

302,328 Shares

Proxim Corporation

Common Stock

PROSPECTUS

                    , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the SEC registration fee.

SEC Registration Fee	$63
Nasdaq National Market listing fee	—
Accounting fees and expenses	5,000
Legal fees and expenses	10,000
Miscellaneous	5,000

Total	$20,063

Item 15.     Indemnification of Directors and Officers

      Our bylaws and certificate of incorporation limit the liability of our directors and officers for expenses to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

      Our bylaws and certificate of incorporation provide that we must indemnify our directors and may indemnify our other officers, employees and agents to the fullest extent permitted by law.

      We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our bylaws and certificate of incorporation. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Proxim, arising out of such person’s services as a Proxim director or officer, any subsidiary of Proxim or any other company or enterprise to which the person provides services at our request.

      Our bylaws and certificate of incorporation also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws and certificate of incorporation would permit indemnification. We also maintain an insurance policy insuring our directors and officers against liability for certain acts and omissions while acting in their official capacities.

Item 16.     Exhibits

Exhibit
Number

5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23	.1*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
23.2		Consent of PricewaterhouseCoopers LLP, independent accountants
24	.1*	Power of Attorney (contained on Page II-4)

* Previously filed.

Item 17.     Undertakings

      A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      C. Undertaking Regarding Indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      D. Undertaking Regarding Registration Statement Permitted by Rule 430A.

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h)

under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable cause to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on September 19, 2002.

PROXIM CORPORATION

By:	/s/ KEITH E. GLOVER

Keith E. Glover
Executive Vice President,
Chief Financial Officer and Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed below by the following persons in the capacities indicated on September 19, 2002.

Signature	Title

* Jonathan N. Zakin	Chairman and Chief Executive Officer (Principal Executive Officer)

David C. King	President, Chief Operating Officer and Director

Michael J. Boskin	Director

* Merle L. Gilmore	Director

* Jeffrey D. Saper	Director

* Kenneth E. Westrick	Director

Joseph R. Wright, Jr.	Director

/s/ KEITH E. GLOVER Keith E. Glover	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

*/s/ KEITH E. GLOVER Keith E. Glover As Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number

5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23	.1*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
23.2		Consent of PricewaterhouseCoopers LLP, independent accountants
24	.1*	Power of Attorney (contained on Page II-4)

* Previously filed.